Contact

www.linkedin.com/in/ian-douglass-communications (LinkedIn)

Top Skills

Speech Writing
Strategic Communications
Press Releases

Certifications

Certified Six Sigma Yellow Belt (CSSYB)
Syracuse University Certified Project Manager (CProjMgrSU)

Honors-Awards

Amazon #1 Best-Selling Book - Wrestling & Wrestler Biographies
Editor's Choice Award
Adrian Award
AVA Digital Award - Gold
Marcom Award - Gold

Publications

The Incredible Brute
The Keirn Chronicles: The Fabulous Wrestling Life of Steve Keirn
The Keirn Chronicles Volume Two: The Phenomenal Wrestling Resurgence of Steve Keirn
Brute Power: The Autobiography of Buggsy McGraw
The Other Indians Of Andros Island

Patents

Wrist and Forearm Exercise Device

Ian Douglass

Content Specialist | Business Communications Consultant | Seven-Time Published Author
Durham, North Carolina, United States

Summary

Experienced IMC professional, journalist, editor and SEO consultant with a demonstrated history of success in the energy, healthcare, wellness and fitness industries. Skilled in SEO, news writing, public relations, crisis communications, advertising and entrepreneurship. Biographer of professional wrestlers Dan "The Beast" Severn, Dylan "Hornswoggle" Postl, Michael "Buggsy McGraw" Davis, B. Brian Blair, and Steve Keirn.

Experience

Darkstream LLC
Freelance Writer and Business Communications Consultant
May 2014 - Present (10 years 8 months)
Durham, North Carolina

Provides business development, SEO, communications, writing, coauthoring, editing and social media marketing services for a variety of clients that have included Firepoint Energy, The Ringer, Men's Health Magazine, InsideHook, MEL Magazine, Fixed Ops Magazine, BarBend, Fairmarkit, Splice Today, 7Q7P, CurEat, Cryptequities, Oceans to Energy, Voxelight, What Culture LTD, ECW Press, Connecticut Greenstar, Movoto Real Estate, Chasing Chains, Clipper Inc, FBT Holdings, Brazyn Life, Experience Grand Rapids, Gym Magic, Mobius Enterprises, The West Michigan Sports Commission, The NBA Storyteller, and Walk West.

XcelPlus International
Director of Communications
August 2020 - May 2023 (2 years 10 months)
Houston, Texas, United States

TelePlus Healthcare
Director of Communications
August 2017 - August 2020 (3 years 1 month)
Raleigh-Durham, North Carolina Area

Endeavor Plus, Inc.
Director of Communications
August 2014 - August 2017 (3 years 1 month)
Durham, North Carolina

Movoto
SEO Marketing Manager - Movoto Insider
2013 - 2014 (1 year)
San Mateo, California

Managed a team of five marketing associates, three editors and more than 20 freelance writers as part of an overall SEO marketing effort that generated more than 1 million inbound links and increased the average monthly pageviews from 2,000 to more than 18 million.

The Burn Machine
Chief Operating Officer
2009 - 2013 (4 years)
Redford, Michigan

MI Strategic Solutions
Business Communications Consultant
2008 - 2009 (1 year)
Redford, Michigan

State of Michigan
Director of Legislative Appointments & Deputy Press Secretary - Office of the House Speaker
2006 - 2008 (2 years)

WEYI - NBC25
Reporter/Video Editor
December 2005 - May 2006 (6 months)
Clio, Michigan

Consumers Energy
Public Information Assistant
2004 - 2005 (1 year)
Royal Oak, Michigan

Education

University of Michigan

Bachelor of Arts, Communication and Media · (2001)

Northwestern University

Master of Science in Journalism, Editorial Journalism · (2005)

Quantic School of Business and Technology

Executive Master of Business Administration · (2021)

Specs Howard School of Media Arts

 · (2002)